Exhibit 99.2

Wi-LAN Inc.

2015 Second Quarter

Unaudited Condensed Consolidated

Financial Results

Interim Report

2015 Second Quarter Financial Results

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Revenue
Royalties	$34,990	$25,655	$34,990	$25,655

Operating expenses
Cost of revenue	16,131	14,472	16,131	14,472
Research and development	713	660	713	660
Marketing, general and administration	2,212	2,810	2,212	2,810
Foreign exchange loss (gain)	8	(1,112)	8	(1,112)
Total operating expenses	19,064	16,830	19,064	16,830
Earnings from operations	15,926	8,825	15,926	8,825
Investment income	119	143	119	143
Earnings before income taxes	16,045	8,968	16,045	8,968

Provision for income tax expense
Current	1,031	1,338	1,031	1,338
Deferred	4,056	2,031	4,056	2,031
	5,087	3,369	5,087	3,369
Net and comprehensive earnings	$10,958	$5,599	$10,958	$5,599

Earnings per share (Note 4)
Basic	$0.09	$0.05	$0.09	$0.05
Diluted	$0.09	$0.05	$0.09	$0.05

Weighted average number of common shares
Basic	120,747,848	120,065,465	120,610,828	119,991,276
Diluted	120,749,618	120,335,029	120,647,995	120,297,384

See accompanying notes to condensed consolidated financial statements

2015 Second Quarter Financial Results

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	June 30, 2015	December 31, 2014
Current assets
Cash and cash equivalents	$112,839	$126,311
Short-term investments	1,241	1,336
Accounts receivable	16,413	2,198
Prepaid expenses and deposits	1,467	494
	131,960	130,339

Loan receivable	1,378	1,268
Furniture and equipment, net	1,782	1,894
Patents and other intangibles, net	163,884	146,485
Deferred tax asset	16,964	20,585
Goodwill	12,623	12,623
	$328,591	$313,194

Current liabilities
Accounts payable and accrued liabilities	$49,028	$18,915
Current portion of patent finance obligation	10,159	17,418
	59,187	36,333

Patent finance obligation	24,361	27,465
Success fee obligation	1,896	3,639
	85,444	67,437

Commitments and contingencies (Note 6)

Shareholders' equity
Capital stock (Note 4)	427,731	426,037
Additional paid-in capital	16,184	16,375
Accumulated other comprehensive income	16,225	16,225
Deficit	(216,993)	(212,880)
	243,147	245,757
	$328,591	$313,194

See accompanying notes to condensed consolidated financial statements

2015 Second Quarter Financial Results

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Cash generated from (used in)
Operations
Net earnings	$10,958	$5,599	$6,200	$9,568
Non-cash items
Stock-based compensation	210	470	482	1,217
Depreciation and amortization	9,242	8,524	18,230	17,141
Foreign exchange (gain) loss	(79)	(480)	674	-
Disposal of assets	-	3	-	6
Deferred income tax expense	4,056	2,031	3,621	3,174
Accrued investment income	(55)	(46)	(110)	(92)
Change in non-cash working capital balances
Accounts receivable	(15,512)	(2,886)	(14,215)	7,358
Prepaid expenses and deposits	(252)	(45)	(973)	(760)
Payments associated with success fee obligation	(971)	(1,335)	(2,145)	(2,409)
Accounts payable and accrued liabilities	(407)	(64)	(2,212)	(2,040)
Cash generated from operations	7,190	11,771	9,552	33,163
Financing
Dividends paid	(5,005)	(4,339)	(10,188)	(8,849)
Common shares repurchased under normal course issuer bid	-	(125)	(329)	(125)
Common shares issued for cash on the exercise of options	-	592	1,269	643
Common shares issued for cash from Employee Share Purchase Plan	81	89	81	89
Cash used in financing	(4,924)	(3,783)	(9,167)	(8,242)
Investing
(Purchase) sale of short-term investments	-	(51)	-	4
Purchase of furniture and equipment	(86)	(102)	(114)	(326)
Purchase of patents and other intangibles	(6,631)	(10,669)	(13,164)	(16,359)
Cash used in investing	(6,717)	(10,822)	(13,278)	(16,681)
Foreign exchange gain (loss) on cash held in foreign currency	62	480	(579)	-

Net cash and cash equivalents (used) generated in the period	(4,389)	(2,354)	(13,472)	8,240
Cash and cash equivalents, beginning of period	117,228	140,988	126,311	130,394
Cash and cash equivalents, end of period	$112,839	$138,634	$112,839	$138,634

See accompanying notes to condensed consolidated financial statements

2015 Second Quarter Financial Results

FINANCIAL STATEMENTS

Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders’ Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - December 31, 2013	$425,238	$14,635	$16,225	$(202,989)	$253,109

Comprehensive earnings:
Net earnings	-	-	-	9,711	9,711
Shares issued:
Stock-based compensation expense	-	2,081	-	-	2,081
Exercise of stock options	1,160	(401)	-	-	759
Sale of shares under Employee Share Purchase Plan	171	-	-	-	171
Shares repurchased under normal course issuer bid	(532)	60	-	-	(472)
Dividends declared (Note 4)	-	-	-	(19,602)	(19,602)
Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	-	-	-	6,200	6,200
Shares issued:
Stock-based compensation expense	-	482	-	-	482
Exercise of stock options	2,056	(787)	-	-	1,269
Sale of shares under Employee Share Purchase Plan	81	-	-	-	81
Shares repurchased under normal course issuer bid (Note 4)	(443)	114	-	-	(329)
Dividends declared (Note 4)	-	-	-	(10,313)	(10,313)
Balance - June 30, 2015	$427,731	$16,184	$16,225	$(216,993)	$243,147

See accompanying notes to condensed consolidated financial statements

2015 Second Quarter Financial Results

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended June 30, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

1.	NATURE OF BUSINESS

Wi-LAN Inc. (“WiLAN” or the “Company”) is an intellectual property licensing company which develops, acquires, and licenses and otherwise enforces a range of patented technologies which are utilized in products in the communications and consumer electronics markets. The Company generates revenue by licensing its patents to companies that sell products utilizing technologies including: Wi-Fi, WiMAX, LTE, CDMA, DSL, DOCSIS, Bluetooth and V-Chip. The Company also generates revenue by licensing patent portfolios on behalf of its partners and, if necessary, the enforcement of their patented technologies.

2.	BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements of WiLAN include the accounts of WiLAN and its subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information, including all normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the financial position, operations and cash flows for the interim periods. As the interim financial statements do not contain all the disclosures required in annual financial statements, they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 and the accompanying notes. All inter-company transactions and balances have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated financial statements have been prepared following the same accounting policies disclosed in Note 2 of the Company’s audited consolidated financial statements and notes for the year ended December 31, 2014.

In February 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-02 “Consolidations (Topic 810)—Amendments to the Consolidation Analysis”. The new standard makes amendments to the current consolidation guidance, including introducing a separate consolidation analysis specific to limited partnerships and other similar entities. Under this analysis, limited partnerships and other similar entities will be considered a variable-interest entity (“VIE”) unless the limited partners hold substantive kick-out rights or participating rights. The standard is effective for annual periods beginning after December 15, 2015. The Company is currently evaluating the standard and the impact, if any, on its business model and financial statements.

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value Per Share (or Its Equivalent)”, which amends ASC 820, Fair Value Measurement. The standard removes the requirement to categorize within the fair value hierarchy investments for which fair value is measured using the net asset value per share practical expedient and removes certain related disclosure requirements. The standard will be effective for our fiscal year beginning January 1, 2016. The Company is currently assessing the impact of this new standard.

2015 Second Quarter Financial Results	5

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended June 30, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

4.	SHARE CAPITAL

The Company paid quarterly cash dividends as follows:

	2015		2014
	Per Share	Total	Per Share	Total
1st Quarter	$0.0500	$5,183	$0.040	$4,510
2nd Quarter	0.0525	5,005	0.040	4,339
	$0.1025	$10,188	$0.080	$8,849

The Company declared quarterly dividends as follows:

	2015	2014
1st Quarter	$0.0525	$0.0400
2nd Quarter	0.0525	0.0400

On May 27, 2014, the Company received regulatory approval to make a normal course issuer bid (“NCIB”) through the facilities of the Toronto Stock Exchange. Under the NCIB, the Company is permitted to purchase up to 11,676,510 common shares. The NCIB commenced on May 29, 2014 and was completed on May 28, 2015. The Company repurchased 125,000 common shares under the NCIB during the six months ended June 30, 2015 for a total of $329.

The weighted average number of common shares outstanding used in the basic and diluted earnings per share (“EPS”) computation was:

	Three months ended June 30, 2015	Three months ended June 30, 2014	Six months ended June 30, 2015	Six months ended June 30, 2014
Basic weighted average common shares outstanding	120,747,848	120,065,465	120,610,828	119,991,276
Effect of options	1,770	269,564	37,167	306,108
Diluted weighted average common shares outstanding	120,749,618	120,335,029	120,647,995	120,297,384

For the three and six months ended June 30, 2015, the effect of stock options totaling 8,425,570 and 8,424,570, respectively, were anti‑dilutive (three and six months ended June 30, 2014 – 8,880,372).

5.	FINANCIAL INSTRUMENTS

The Company’s loan receivable is a term loan facility which is collateralized by a general security agreement. Management does not expect the borrower to fail to meet its obligations.

As of June 30, 2015, the Company held foreign exchange forward contracts with a notional value of approximately $7,000 which mature at various dates through to October 2015. During the six months ended June 30, 2015, the Company recorded an unrealized foreign exchange loss of approximately $303 related to the foreign exchange forward contracts held as at June 30, 2015. The Company uses quoted market prices for similar instruments in an active market and, therefore, the foreign exchange forward contracts are classified as Level 2 in the fair value hierarchy.

Cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities are short-term financial instruments whose carrying value approximates their fair value. The Company minimizes credit risk on cash and cash equivalents and short-term financial instruments by transacting with only reputable financial institutions.

The Company considers the rates used to determine the carrying value of the patent finance obligations and loan receivable to be reflective of current rates and therefore their carrying value approximates their fair value.

2015 Second Quarter Financial Results	6

NOTES

Wi-LAN Inc.

NOTES TO unaudited condensed CONSOLIDATED FINANCIAL STATEMENTS

Three and six months ended June 30, 2015 and 2014

(in thousands of United States dollars, except share and per share amounts, unless otherwise stated)

6.	COMMITMENTS AND CONTINGENCIES

In connection with the acquisition of certain patents and patent rights, the Company has agreed to future additional payments to the former owners of the respective patents or patent rights and contingent legal fee arrangements with certain law firms based on future revenues (as defined in the respective agreements) generated as a result of licensing the respective patents or patent portfolios. For the three and six months ended June 30, 2015 partner royalties and contingent legal fees totaled $120 and $776, respectively (three and six months ended June 30, 2014 – Nil) of which $241 remains outstanding as at June 30, 2015.

On December 16, 2013, the Company engaged the services of an external law firm to represent the Company in certain patent infringement litigations. Pursuant to this engagement, in consideration for a discounted fixed fee arrangement, the Company has agreed to pay the firm a success fee which is based on a percentage of proceeds received (as defined in the respective agreements) pursuant to future license agreements resulting from these patent infringement litigations. As at June 30, 2015, the success fees are not yet determinable because the total proceeds have not yet been determined and therefore no amounts have been accrued.

7.	RELATED-PARTY TRANSACTION

Dr. Michel Fattouche, a member of the Company’s Board of Directors, has provided consulting services to the Company. For the three and six months ended June 30, 2015, consulting services have totaled $50 and $100, respectively (three and six months ended June 30, 2014 – Nil) of which $50 remains outstanding as at June 30, 2015.

2015 Second Quarter Financial Results	7

Wi-LAN Inc.
303 Terry Fox Drive Suite 300
Ottawa, ON Canada
K2K 3J1

Tel:	1.613.688.4900
Fax:	1.613.688.4894
www.wilan.com

2015 Second Quarter Financial Results